UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 11) 1

Tri-County Financial Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

89546L 10 7

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89546L 10 7	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS: Michael L. Middleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 173,468 (not including 46,316 shares subject to options)
	6	SHARED VOTING POWER 20,325 (1)
	7	SOLE DISPOSITIVE POWER 130,875 (2)
	8	SHARED DISPOSITIVE POWER 20,325 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,109 (includes 46,316 shares subject to options)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of shares held in joint tenancy by the reporting person and his spouse.
(2)	Does not include 46,316 shares subject to options or 42,593 shares allocated to the reporting person’s account under the Community Bank of Tri-County Employee Stock Ownership Plan.
(3)	Based on 3,042,257 shares outstanding as of December 31, 2012, plus 46,316 shares that the reporting person may acquire within 60 days by exercising stock options.

CUSIP NO. 89546L 10 7	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS: Sara Middleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,228
	6	SHARED VOTING POWER 20,325 (1)
	7	SOLE DISPOSITIVE POWER 74,228
	8	SHARED DISPOSITIVE POWER 20,325 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,553
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of shares held in joint tenancy by the reporting person and her spouse.
(2)	Based on 3,042,257 shares outstanding as of December 31, 2012.

Page 4 of 6 Pages

Securities and Exchange Commission

 Washington, DC 20549

Item 1 (a).	Name of Issuer: Tri-County Financial Corporation

(b).	Address of Issuer’s Principal Executive Offices:
3035 Leonardtown Road, Waldorf, Maryland 20604

Item 2 (a).	Names of Persons Filing: Michael L. Middleton and Sara Middleton

(b).	Address of Principal Business Office:
3035 Leonardtown Road, Waldorf, Maryland 20604

(c).	Citizenship: United States of America

(d).	Title of Class of Securities: Common Stock, $0.01 par value.

(e).	CUSIP Number: 89546L 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This Statement is being filed pursuant to §240.13d-1(c).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page for each reporting person.

	(b)	Percent of Class: See Row 11 of the second part of the cover page for each reporting person.

	(c)	Number of Shares as to Which the Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Page 5 of 6 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael L. Middleton	February 14 2013
Michael L. Middleton

/s/ Sara Middleton	February 14, 2013
Sara Middleton

Exhibit A

Members of the group:

Michael L. Middleton

Sara Middleton

Exhibit 99

AGREEMENT RELATING TO FILING OF

JOINT STATEMENT PURSUANT TO

RULE 13d-1(k) UNDER

THE SECURITIES EXCHANGE ACT OF 1934

The Undersigned agree that this Amendment No. 11 to the Statement of Schedule 13G/A to which this Agreement is attached is filed on behalf of each of them.

Date: February 14, 2013	By:	/s/ Michael L. Middleton
Michael L. Middleton

By:	/s/ Sara Middleton
Sara Middleton